MANUALLY SIGNED

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

03019330

FORM 11-K

SEC MAIL RECEIVED PROCESSING
APR 02 2003
WASH. D.C. SECTION

ANNUAL REPORT
Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

For The Year Ended December 31, 2002

Commission file number: 1-10431

AVX NONQUALIFIED
SUPPLEMENTAL RETIREMENT PLAN

PROCESSED
APR 04 2003
THOMSON FINANCIAL

IRS Employer Identification Number: 33-0379007

AVX CORPORATION
P.O. Box 867
Myrtle Beach, SC 29578

AVX NONQUALIFIED
SUPPLEMENTAL RETIREMENT PLAN
INDEX

PRICEWATERHOUSECOOPERS

Report of Independent Accountants

To the Participants and Administrator of
AVX Nonqualified Supplemental Retirement Plan:

In our opinion, the accompanying statements of financial condition with fund information and the related statements of income and changes in plan equity with fund information present fairly, in all material respects, the net assets available for benefits of the AVX Nonqualified Supplemental Retirement Plan (the "Plan") at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the years ended December 31, 2002, 2001, and 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of investments is presented for the purpose of additional analysis and is not a required part of the basic financial statements. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
March 18, 2003

AVX NONQUALIFIED SUPPLEMENTAL RETIREMENT PLAN
STATEMENT OF FINANCIAL CONDITION WITH FUND INFORMATION
As of December 31, 2002

	Total	AVX Stock Fund	Kyocera Stock Fund	Seligman Equity Value Portfolio	T Rowe Price Spectrum Fund	Vanguard Treasury Money Market Fund	Templeton Foreign Equity Fund	Vanguard 500 Index Fund	Janus Balanced Fund	Janus Fund	MFS Emerging Growth Fund
ASSETS:											
Investments at fair value:											
Short-term temporary investments	$ 506	$ 8	$ 498	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Other investments (cost $2,434,721)	1,687,384	-	-	280,011	380,240	223,969	165,592	183,884	78,878	339,266	35,544
AVX Corporation Common Stock (cost $624,256)	423,204	423,204	-	-	-	-	-	-	-	-	-
Kyocera Corporation American Depositary Shares (cost $152,099)	124,776	-	124,776	-	-	-	-	-	-	-	-
Total investments	2,235,870	423,212	125,274	280,011	380,240	223,969	165,592	183,884	78,878	339,266	35,544
Receivables:											
Employer contribution	39,025	2,911	4,098	8,336	6,541	3,832	1,520	4,610	4,105	1,810	1,262
Employee contribution	381	381	-	-	-	-	-	-	-	-	-
Total receivables	39,406	3,292	4,098	8,336	6,541	3,832	1,520	4,610	4,105	1,810	1,262
LIABILITY:											
Benefits payable	3,860	31	-	5	-	-	-	3,824	-	-	-
Plan equity	$ 2,271,416	$ 426,473	$ 129,372	$ 288,342	$ 386,781	$ 227,801	$ 167,112	$ 184,670	$ 82,983	$ 341,076	$ 36,806

The accompanying notes are an integral part of the financial statements.

AVX NONQUALIFIED SUPPLEMENTAL RETIREMENT PLAN
STATEMENT OF FINANCIAL CONDITION WITH FUND INFORMATION
As of December 31, 2001

	Total	AVX Stock Fund	Kyocera Stock Fund	Seligman Equity Value Portfolio	T Rowe Price Spectrum Fund	Vanguard Treasury Money Market Fund	Templeton Foreign Equity Fund	Vanguard 500 Index Fund	Janus Balanced Fund	Janus Fund	MFS Emerging Growth Fund
ASSETS:											
Investments at fair value											
Short-term temporary investments	$ 6,442	$ 3,969	$ 1,714	$ -	$ -	$ 759	$ -	$ -	$ -	$ -	$ -
Other investments (cost $2,291,311)	1,880,808	-	-	337,252	319,799	247,641	171,261	248,729	67,515	441,468	47,143
AVX Corporation Common Stock (cost $613,011)	997,786	997,786	-	-	-	-	-	-	-	-	-
Kyocera Corporation American Depositary Shares (cost $132,961)	127,388	-	127,388	-	-	-	-	-	-	-	-
Total investments	3,012,424	1,001,755	129,102	337,252	319,799	248,400	171,261	248,729	67,515	441,468	47,143
Receivable:											
Employer contribution	114,032	22,378	9,039	12,940	17,891	5,358	9,278	12,136	6,352	14,159	4,501
Plan equity	$ 3,126,456	$ 1,024,133	$ 138,141	$ 350,192	$ 337,690	$ 253,758	$ 180,539	$ 260,865	$ 73,867	$ 455,627	$ 51,644

The accompanying notes are an integral part of the financial statements.

AVX NONQUALIFIED SUPPLEMENTAL RETIREMENT PLAN
STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY WITH FUND INFORMATION
For the year ended December 31, 2002

	Total	AVX StockFund	Kyocera StockFund	Seligman Equity Value Portfolio	T Rowe Price Spectrum Fund	Vanguard Treasury Money Market Fund	Templeton Foreign Equity Fund	Vanguard 500 Index Fund	Janus Balanced Fund	Janus Fund	MFS Emerging Growth Fund
Net investment income (loss):											
Dividends	$ 39,364	$ 6,483	$ 769	$ 4,731	$ 18,288	$ -	$ 3,448	$ 3,387	$ 2,005	$ 95	$ 158
Interest	3,090	-	-	-	-	3,090	-	-	-	-	-
Net appreciation (depreciation) in fair value of investments	(964,601)	(584,773)	(21,759)	(126,210)	5,547	-	(19,091)	(63,607)	(7,638)	(128,407)	(18,663)
Total income (loss)	(922,147)	(578,290)	(20,990)	(121,479)	23,835	3,090	(15,643)	(60,220)	(5,633)	(128,312)	(18,505)
Contributions:											
Employer	189,727	18,307	12,259	64,869	25,256	11,362	5,225	17,624	14,749	15,176	4,900
Employee	6,853	6,853	-	-	-	-	-	-	-	-	-
Total contributions	196,580	25,160	12,259	64,869	25,256	11,362	5,225	17,624	14,749	15,176	4,900
Deductions:											
Benefit payments	(129,473)	(44,530)	(38)	(5,240)	-	(40,409)	(3,009)	(33,599)	-	(1,415)	(1,233)
Income (loss) and change in plan equity	(855,040)	(597,660)	(8,769)	(61,850)	49,091	(25,957)	(13,427)	(76,195)	9,116	(114,551)	(14,838)
Transfer of funds from employee investment elections, net	-	-	-	-	-	-	-	-	-	-	-
Plan equity at beginning of year	3,126,456	1,024,133	138,141	350,192	337,690	253,758	180,539	260,865	73,867	455,627	51,644
Plan equity at end of year	$ 2,271,416	$ 426,473	$ 129,372	$ 288,342	$ 386,781	$ 227,801	$ 167,112	$ 184,670	$ 82,983	$ 341,076	$ 36,806

The accompanying notes are an integral part of the financial statements.

AVX NONQUALIFIED SUPPLEMENTAL RETIREMENT PLAN
STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY WITH FUND INFORMATION
For the year ended December 31, 2001

	Total	AVX StockFund	Kyocera StockFund	Seligman Equity Value Portfolio	T Rowe Price Spectrum Fund	Vanguard Treasury Money Market Fund	Templeton Foreign Equity Fund	Vanguard 500 Index Fund	Janus Balanced Fund	Janus Fund	MFS Emerging Growth Fund
Net investment income (loss):											
Dividends	$ 37,244	$ 5,920	$ 766	$ 2,531	$ 18,088	$ -	$ 4,951	$ 3,038	$ 1,779	$ -	$ 171
Interest	12,283	-	-	-	-	12,283	-	-	-	-	-
Net appreciation (depreciation) in fair value of investments	(58,997)	287,908	(72,116)	(39,619)	(4,729)	-	(19,213)	(36,482)	(5,337)	(153,668)	(15,741)
Total income (loss)	(9,470)	293,828	(71,350)	(37,088)	13,359	12,283	(14,262)	(33,444)	(3,558)	(153,668)	(15,570)
Contributions:											
Employer	287,606	106,012	14,942	24,301	30,507	18,224	17,620	17,493	8,147	43,103	7,257
Employee	47,145	47,145	-	-	-	-	-	-	-	-	-
Total contributions	334,751	153,157	14,942	24,301	30,507	18,224	17,620	17,493	8,147	43,103	7,257
Deductions:											
Benefit payments	(189,261)	(67,811)	(45)	(16,564)	-	(44,765)	(3,365)	(52,609)	-	(2,101)	(2,001)
Income (loss) and change in plan equity	136,020	379,174	(56,453)	(29,351)	43,866	(14,258)	(7)	(68,560)	4,589	(112,666)	(10,314)
Transfer of funds from employee investment elections, net	-	(229)	(36)	775	(80)	(32,283)	(45)	31,996	(14)	(124)	40
Plan equity at beginning of year	2,990,436	645,188	194,630	378,768	293,904	300,299	180,591	297,429	69,292	568,417	61,918
Plan equity at end of year	$ 3,126,456	$ 1,024,133	$ 138,141	$ 350,192	$ 337,690	$ 253,758	$ 180,539	$ 260,865	$ 73,867	$ 455,627	$ 51,644

The accompanying notes are an integral part of the financial statements.

AVX NONQUALIFIED SUPPLEMENTAL RETIREMENT PLAN
STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY WITH FUND INFORMATION
For the year ended December 31, 2000

	Total	AVX StockFund	Kyocera StockFund	Seligman Equity Value Portfolio	T Rowe Price Spectrum Fund	Vanguard Treasury Money Market Fund	Templeton Foreign Equity Fund	Vanguard 500 Index Fund	Janus Balanced Fund	Janus Fund	MFS Emerging Growth Fund
Net investment income:											
Dividends	$ 63,451	$ 4,903	$ 805	$ 1,018	$ 24,667	$ 14,815	$ 4,031	$ 2,163	$ 2,876	$ 7,958	$ 215
Interest	4,845	-	-	-	-	-	-	-	-	4,845	-
Net appreciation (depreciation) in fair value of investments	(709,976)	(350,669)	(269,097)	74,513	(1,248)	-	(10,169)	(26,106)	(5,081)	(105,687)	(16,432)
Total income (loss)	(641,680)	(345,766)	(268,292)	75,531	23,419	14,815	(6,138)	(23,943)	(2,205)	(92,884)	(16,217)
Contributions:											
Employer	218,622	78,795	8,229	15,727	17,338	20,061	12,466	7,540	2,388	52,406	3,672
Employee	58,449	58,449	-	-	-	-	-	-	-	-	-
Total contributions	277,071	137,244	8,229	15,727	17,338	20,061	12,466	7,540	2,388	52,406	3,672
Deductions:											
Benefit payments	(6,110)	-	-	(3,254)	-	-	(2,856)	-	-	-	-
Income (loss) and change in plan equity	(370,719)	(208,522)	(260,063)	88,004	40,757	34,876	3,472	(16,403)	183	(40,478)	(12,545)
Transfer of funds from employee investment elections, net	-	(993)	-	(254,867)	(259,173)	27,638	(4,660)	279,077	66,147	75,457	71,374
Plan equity at beginning of year	3,361,155	854,703	454,693	545,631	512,320	237,785	181,779	34,755	2,962	533,438	3,089
Plan equity at end of year	$ 2,990,436	$ 645,188	$ 194,630	$ 378,768	$ 293,904	$ 300,299	$ 180,591	$ 297,429	$ 69,292	$ 568,417	$ 61,918

The accompanying notes are an integral part of the financial statements.

AVX NONQUALIFIED
SUPPLEMENTAL RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS

1. Description of Plan

The following brief description of the AVX Nonqualified Supplemental Retirement Plan as amended (the "Plan") and formerly named the AVX Corporation Deferred Compensation Plan (the "Original Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

The Original Plan was established August 1, 1994 to provide certain officers and highly compensated managers of AVX Corporation (the "Company") with supplemental retirement benefits.

The Plan's investments are held by a trust fund administered by HSBC Bank USA (the "Trustee").

Eligibility
A participant of the Original Plan and new participants who are eligible for the AVX Stock Bonus Plan on January 1, 1998 with an annual compensation currently in excess of $170,000 (as such limit is defined by the Internal Revenue code) are eligible to participate in the Plan.

Benefits
Benefits under the Plan shall be payable to a participant or beneficiary upon the earlier of such participant's termination of employment or death in a lump-sum payment or in installments over a period not to exceed 10 years. Each participant shall be fully vested and have a nonforfeitable interest in his account.

Deferred Compensation Amounts
The Plan allows participants to defer an amount from 1% to 3% of eligible compensation (currently between $170,000 and $600,000). Beginning January 1, 2001, eligible compensation for employee contributions is determined based on total compensation less any amount deferred under the AVX Corporation SERP plan. A matching contribution of 100% is made by AVX Corporation. Any compensation deferred by a participant and the matching contribution shall be invested in the AVX Stock Fund.

Money Purchase Feature
The Company will make an annual contribution equal to 5% of eligible compensation (currently between $170,000 and $600,000).

Retirement Feature
The Company will make an annual contribution between 1% - 5% of eligible compensation (currently between $170,000 and $600,000). The contribution amount is subject to approval by the Company's Board of Directors.

2. Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan are presented on the accrual basis of accounting. Employer contributions under the money purchase feature include amounts equal to the aggregate that would have been contributed based on a participant's eligible compensation under the money purchase feature of the AVX Retirement Plan. The employer contributions associated with the retirement feature of the plan are not readily determinable until after the Company's fiscal year ended March 31 and are included in the plan in the year paid.

Investment Valuation and Income Recognition
Investments in securities traded on a national securities exchange are valued at the closing sales price on the last business day of the plan year. Temporary cash investments in money market funds are valued at par, which represents market value as determined by the Trustee. For purposes of determining realized gains and losses, the Plan uses the average cost method to determine the cost basis of disposed assets.

Administrative Expenses
Administrative expenses of the Plan are paid by the Company.

Investments
As of December 31, 2002, the investment alternatives include the following:

Vanguard Treasury Money Market Fund: The Vanguard Treasury Money Market Fund seeks the maximum current income consistent with preservation of capital and liquidity by investing in U.S. Treasury obligations and repurchase agreements relating to U.S. Treasury obligations. This fund had four and seven participants at December 31, 2001 and 2002, respectively.

T.Rowe Price Spectrum Income Fund: The T.Rowe Price Spectrum Income Fund seeks a high level of current income consistent with moderate share price fluctuation by investing primarily in domestic bond funds and also in a foreign bond fund. This fund had five and six participants at December 31, 2001 and 2002, respectively.

Seligman Equity Value Portfolio: The Seligman Equity Value Portfolio seeks capital appreciation through a value-oriented, diversified portfolio comprised of high-quality stocks. This fund had twelve and thirteen participants at December 31, 2001 and 2002, respectively.

Kyocera Stock Fund: This fund is invested exclusively in shares of the Kyocera Corporation. The objective is to give participants the opportunity to share in the success and growth of Kyocera and AVX by allowing participants to become part owners. The fund's value will fluctuate, based on the success of Kyocera, AVX and the stock market in general. This fund had four participants at December 31, 2001 and 2002.

Templeton Foreign Fund: The Templeton Foreign Fund seeks long-term capital growth by investing in stocks and debt obligations of companies and governments outside the United States. This fund had eight participants at December 31, 2001 and 2002.

AVX Stock Fund: This fund is invested exclusively in shares of AVX stock. This fund also gives participants the opportunity to share in the success and growth of AVX. The fund's value will fluctuate, based on the success of AVX and the stock market in general. This fund had sixteen participants at December 31, 2001 and 2002.

Janus Balanced Fund: The Janus Balanced Fund seeks long-term growth of capital balanced by current income by normally investing 40% to 60% of assets in securities selected for their growth potential and 40% to 60% of assets in securities selected for their income potential. This fund had two and six participants at December 31, 2001 and 2002, respectively.

Janus Fund: The Janus Fund seeks long-term growth of capital, consistent with preservation of capital, by investing primarily in common stock of companies of any size. This fund had nine participants at December 31, 2001 and 2002.

Vanguard 500 Index Fund: The Vanguard 500 Index Fund seeks to track, as close as possible, the investment performance of the S&P 500 index by investing in each of the Index's 500 stocks according to each stock's weighting in the index. This fund had eight and ten participants at December 31, 2001 and 2002, respectively.

MFS Emerging Growth Fund: The MFS Emerging Growth Fund seeks above-average long-term capital growth by investing in common stocks of small to mid-size companies. This fund had six participants at December 31, 2001 and 2002.

The Plan's realized gains (losses) for the years ended December 31 were as follows:

	2000	2001	2002
Proceeds	$ 1,152,282	$ 398,177	$ 298,077
Aggregate cost	1,097,352	384,360	318,267
Realized gains (losses)	$ 54,930	$ 13,817	$ (20,190)

The Plan's unrealized appreciation (depreciation) of investments at December 31 were as follows:

	2000	2001	2002
AVX Corporation Common Stock	$ 114,573	$384,775	$(201,052)
Kyocera ADS	66,554	(5,573)	(27,323)
Other investments	(139,614)	(410,503)	(747,337)
Total	$ 41,513	$(31,301)	$(975,712)

Net appreciation (depreciation) in fair value of investments on the Statement of Income and Changes in Plan Equity with Fund Information represents realized gains (losses) and the cumulative change in unrealized appreciation (depreciation) for the respective years.

Use of Estimates
The preparation of the Plan's financial statements in conformity with generally accepted accounting principles requires the plan administrator to make significant estimates and assumptions that affect the reported amounts of plan equity at the date of the financial statements and the changes of plan equity during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Risks and Uncertainties
The Plan provides for various investment options in registered investment companies which invest in combinations of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that such changes could materially affect participants' account balances and the amounts reported in the statement of financial condition with fund information. The market value of the Plan assets are included as an asset and a liability on the Company's balance sheet because the Plan's assets are available to AVX's general creditors in the event of the Company's insolvency.

Stock Split
On April 20, 2000, the Board of Directors approved a 2-for-1 stock split of AVX's common stock. The additional common stock was distributed on June 1, 2000 to holders of record on May 15, 2000. All references in this report to the number of shares, per share amounts, and market prices of the Company's common stock have been restated to reflect the stock split and the resulting increased number of shares outstanding.

3. Plan Termination

Although the Company has not expressed any intent to do so, it has the right to terminate the Plan at any time. However, termination of the Plan shall not, without the consent of a Participant, adversely affect such Participant's rights with respect to amounts then accrued in his/her account.

4. Federal Income Taxes

The Plan is a grantor type trust and is not qualified under Section 401 of the Internal Revenue code. Under Section 671 of the Internal Revenue Code, items of income, deduction or credit in a grantor trust are treated as belonging to the grantor. These items are reported on the income tax return of the grantor, AVX Corporation. Participants must include distributions in taxable income at the time of withdrawal.

5. Transactions with Parties-In-Interest

Amounts of Kyocera ADS, the Company's majority shareholder, held by the Plan at December 31, 2001 and 2002 were as follows:

	December 31, 2001	December 31, 2002
Shares	1,909	2,182
Market value per share	$66.73	$57.15
Market value	$127,388	$124,776

Amounts of AVX Corporation stock held by the Plan at December 31, 2001 and 2002 were as follows:

	December 31, 2001	December 31, 2002
Shares	42,297	43,199
Market value per share	$23.59	$9.80
Market value	$997,786	$423,204

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

AVX NONQUALIFIED SUPPLEMENTAL RETIREMENT PLAN
(Name of Plan)

BY: ______________________________

Kurt P. Cummings
Member of Administrative Committee

Date: March 28, 2003

AVX NONQUALIFIED
SUPPLEMENTAL RETIREMENT PLAN
SCHEDULE I - INVESTMENTS
As of December 31, 2002

Description	Number of shares/units	Market Value	Percentage of Net Assets
Cash and Cash Equivalents	506	$ 506	0.0%
T Rowe Price Spectrum Income Fund	35,338	380,240	17.0%
Vanguard Treasury Money Market Fund	223,969	223,969	10.0%
Janus Balanced Fund	4,411	78,878	3.5%
Janus Fund	19,039	339,266	15.2%
MFS Emerging Growth Fund	1,657	35,544	1.6%
Seligman Value FD Ser Inc. Large-Cap Value FD CL A	37,585	280,011	12.5%
Templeton Foreign Equity Fund	19,927	165,592	7.4%
Vanguard 500 Index Fund	2,266	183,884	8.2%
AVX Corporation Common Stock	43,199	423,204	18.9%
Kyocera ADS	2,182	124,776	5.6%
Total Investments		$2,235,870	

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-84904) of Kyocera Corporation and Form S-8 (No. 333-00890) of AVX Corporation, of our report dated March 18, 2003 relating to the financial statements of AVX Nonqualified Supplemental Retirement Plan as of December 31, 2002 and 2001, and for the years ended December 31, 2002, 2001 and 2000, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Atlanta, Georgia
March 28, 2003